UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

(non-required under Tier 1)

June 30, 2021

(Date of earliest event reported)

THE BEBOP CHANNEL CORPORATION

(Exact name of registrant as specified in its charter)

New York	7812	84-2190936
(State of Incorporation )	(Primary Standard Classification Code)	(IRS Employer Identification No.)

Sue Veres Royal

Chief Operating Officer

178 Columbus Ave., P.O. Box 231143

New York, NY 10023

Telephone: 202-302-6703

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

1.	Increase in Ownership Officers Directors

CEO Steve Clemons’s ownership in the Company has increased from 5.7% to 10%, totalling 875,000 shares as of June 30, 2021.

2.	Material Partnership

Company has entered into a partnership with Philip Morris International (PMI) regarding certain content and messaging on the The BeBop Channel platform; including certain branded imagery, messaging, and video advertisements, expected to begin being published on the platform at or around August 2021. This relationship has resulted in $350,000 in accounts receivable for the year ending June 30, 2021 to cover a forward looking six month period in fiscal year 2022. (See Financial Statements). Company views this partnership as a very positive development in it’s growth and visibility and in-line with Company’s mission to promote global conversations amongst artists and patrons.

3.	OTC Listing

Company reasonably expects to gain clearance for its shares to be traded on the OTC Pink Markets in the current quarter, and is well into what it believes is the final comment period for its 211 filing.

4.	Financial Statements

Annual and Semi-Annual statements for fiscal year ending June, 30, 2021. These statements are not required under Regulation A Tier 1, but are provided for transparency purposes.

FINANCIAL STATEMENTS

(UNAUDITED)

ANNUAL

Ending June 30, 2021

SEMI-ANNUAL

Ending December 31, 2020

TABLE OF CONTENTS

BALANCE SHEET ANNUAL	PAGE 2
OPERATING STATEMENT ANNUAL	PAGE 3
STATEMENT OF CASH FLOWS ANNUAL	PAGE 4
INVESTING ACTIVITIES ANNUAL	PAGE 5
FINANCING ACTIVITIES ANNUAL	PAGE 5
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT ANNUAL	PAGE 6
CHANGES IN SHAREHOLDER EQUITY ANNUAL	PAGE 7
NOTES TO FINANCIAL STATEMENTS ANNUAL	PAGES 8-9

BALANCE SHEET SEMI-ANNUAL	PAGE 10
OPERATING STATEMENT SEMI-ANNUAL	PAGE 11
STATEMENT OF CASH FLOWS SEMI-ANNUAL	PAGE 12
INVESTING ACTIVITIES SEMI-ANNUAL	PAGE 13
FINANCING ACTIVITIES SEMI-ANNUAL	PAGE 13
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT SEMI-ANNUAL	PAGE 14
CHANGES IN SHAREHOLDER EQUITY SEMI-ANNUAL	PAGE 15
NOTES TO FINANCIAL STATEMENTS SEMI-ANNUAL	PAGES 16-17

BALANCE SHEET

JULY 1, 2020 to JUNE 30, 2021

ASSETS	As of June 30, 2021
Cash On Hand	$16,865.00
Film Library	$1,720,000.00
Accounts Receivable	$350,000.00
TOTAL ASSETS	$2,086,865.00
LIABILITIES AND EQUITY
LIABILITIES	$0.00
EQUITY	$2,086,865.00
TOTAL EQUITY	$2,086,865.00
TOTAL LIABILITIES AND EQUITY	$2,086,865.00

2

OPERATING STATEMENT

JULY 1, 2020 to JUNE 30, 2021

(UNAUDITED)

INCOME	$0.00

EXPENSES
APP DEVELOPER	$8102.00
TRANSFER AGENT	$3,450.00
PRODUCTION TALENT	$600.00
PLATFORM/OFFICE EXPENSE	$1635.19
INSURANCE	$461.66
REGULATORY FEES	$12,009.00
STATE/FEDERAL TAXES	$53.65
ACCOUNTING	$250.00
LEGAL FEES	$1,496.00
ADVERTISING	$1,590.40
MISC FEES	$39.77
BANK FEES	$656.61
EXPENSES EX CREDITS	$30,343.68
BANK CREDITS	$2,494.00
TOTAL NET EXPENSES	$27,849.68
TOTAL EXPENSES	$27,849.68
NET PROFIT	$(27,849.68)
3

 STATEMENT OF CASH FLOWS

JULY 1, 2020 to JUNE 30, 2021

(UNAUDITED)

Cash at Beginning of Year	$13,705.00

OPERATIONS
Cash receipts from
Customers	$0.00
Other Operations	$0.00

FINANCING
Stock Sales	$30,200.00
Cash Paid for
Inventory purchases	$0.00
General operating and administrative expenses	$27,849.68
Wage expenses	$$0.00
Interest	$0.00
Income taxes	$53.65
Net Cash Flow From Operations	$16,056.0

4

INVESTING ACTIVITIES

 None.

 FINANCING ACTIVITIES

JULY 1, 2020 to JUNE 30, 2021

Cash receipts from
Issuance of Stock	$30,200.00

Borrowing	$0.00

Cash paid for
Repurchase of stock treasury stock	$0.00
Repayment of loans	$0.00
Dividends	$0.00

Net Cash Flow From Financing Activities	$30,200.00

Net Increase in Cash	$(27,849.00)

Cash at End of Year	$2,351.00

5

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

JULY 1, 2020 to JUNE 30, 2021

As of June 30, 2021 the Company has 8,737,041 shares of common stock ( 0 shares of preferred stock) issued and outstanding, which number of issued and outstanding shares of common stock used throughout this report.

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned	Common Stock Voting Percentage Beneficially Owned	Voting Shares of Preferred Stock	Preferred Stock Voting Percentage Beneficially Owned	Total Voting Percentage Beneficially Owned
Executive Officers and Directors

Sue Veres Royal	2,610,091	29.8%	NA	NA	29.8%

Gregory Charles Royal	2,587.500	29.6%	NA	NA	29.6%

Steven Clemons	875,000	10%	NA	NA	10%

6

 STOCKHOLDERS’ EQUITY STATEMENT

JULY 1, 2020 to JUNE 30, 2021

(UNAUDITED)

	Common Stock	Common Shares	Retained Earnings	Total
Beginning Balance	0.00	8,737,041	(6,282.33)	(6,282.33)
Issued Shares for Cash This Year	$0.00	0	0.00	$0.00
Net Income	0.00	0.00	($27,849.00)	($27,849.00)
Ending Balance	$0.00	8,737,041	($34,131.33)	($34,131.33)

7

NOTES TO FINANCIAL STATEMENTS

ANNUAL JULY 1, 2020 to JUNE 30, 2021

Note 1. Accounts Receivable

The company has entered into a advertising partnership with Philip Morris International (PMI) in the amount of $350,000.00 covering a six month period and will co-brand certain content on The BeBop Channel platform commencing on or about August, 2021.

Note 2. Depreciation of Film Library

Depreciation of Film Library was not calculated in this financial report ending June 30,2021 because the library, which was acquired in February, 2020, has not yet been put to use in the manner intended by management i.e., made available to the broader public and AD Networks due to bandwidth limitations. We anticipate depreciation will commence sometime in our first quarter (July-September) 2021due to our soft launch of the platform with our branded partner We anticipate depreciation at a rate of 3.8% ($65,429.00) per year based upon The Bureau of Economic Analysis guidelines as our four year licensing agreement terms with filmmakers we anticipate will be extended into significant multi-year relationships. Our filmmakers, we expect, will provide significant Goodwill with respect to their titles remaining on our platforms at no cost well after their compensated licensing agreements are complete- in tandem with their future works we may display in connection with our future film festivals/

Note 3. Executive Stock Purchase Agreement for 40,000 Shares @ 1.00 per share.

COO Sue Veres Royal (the former CEO) entered into a stock purchase agreement in fiscal year 2020, to purchase 40,000 shares of Common stock @ $1,00 per share payable by February 1, 2021. As of June 30, 2021, the agreement has been satisfied in full.

8

Note 4. Veres Purchase Agreement Overpayment.

Veres inadvertently made an overpayment in the amount of $3,500 discovered during the preparation of these financial statements which was refunded to her in June, 2021 prior to the end of the fiscal year and which has been factored into this financial report.

Note 5. Steve Clemons Appointment and Share Issuance

On November 7, 2020 the Company appointed renowned journalist and DC Impresario Steve Clemons to the Board of Directors and named him CEO. Subsequently, and at various times throughout this accounting period, Clemons was gifted, in the aggregate, 875,000 shares for a 10% stake in the Company. The shares were gifted to him by Directors Susan Veres aka Sue Veres Royal and Gregory Charles Royal with 437,500 each. These shares reduced their holdings accordingly and resulted in no new issuance or dilution of shares by the Company. Veres Royal, the former CEO, was subsequently appointed COO.

Note 6. Film Library Asset and Valuation

The film library content was acquired through stock compensation of 2,407,500 shares, in the aggregate, for license agreements with 653 filmmakers lasting through December 2023; The fair value of the library was initially determined as result of a 409A valuation. However, that company conducting the valuation, as a matter of policy, does not provide for its reports to be cited in SEC filings. However.the report may be found independently of this Offering and these financial statements on our website at https://www.beboptv.com/409a-valuation . Additionally, the company concurs that a valuation of the library at $1,720,000 is appropriate and represents fair value and the company does not rely upon the third party valuation as the basis for its valuation in this Offering.

Note 7. Company as a Going Concern

That the company's operations are virtual; and that the founders currently receive no compensation, the company's cash balances and accounts receivable are sufficient to fund the company's current levels of operations for at least 36 months.

9

BALANCE SHEET

JULY 1, 2020 to DECEMBER 31, 2020

ASSETS	As of Dec 31, 2020
Cash On Hand	$27,838.00
Film Library	$1,720,000.00
Notes Receivable	$5,000.00
TOTAL ASSETS	$1,741,056.00
LIABILITIES AND EQUITY
LIABILITIES	$0.00
EQUITY
TOTAL EQUITY	$1,741,056.00
TOTAL LIABILITIES AND EQUITY	$1,741,056.00

10

OPERATING STATEMENT

JULY 1, 2020 to DECEMBER 31, 2020

(UNAUDITED)

INCOME	$0.00
EXPENSES
APP DEVELOPER	$4,028.00
TRANSFER AGENT	$2,279.00
PRODUCTION TALENT	$0.00
PLATFORM/OFFICE EXPENSE	$555.63
INSURANCE	$265.70
REGULATORY FEES	$3.451.00
STATE/FEDERAL TAXES
ACCOUNTING	$250.00
LEGAL FEES	$200.00
ADVERTISING	$77.70
MISC FEES	$39.77
BANK FEES	$120.00
EXPENSES EX CREDITS	$11,267.00
BANK CREDITS	$200.00
TOTAL NET EXPENSES	$11,067.00
TOTAL EXPENSES	$11,067.00
NET PROFIT	$(11,067.00)

11

STATEMENT OF CASH FLOWS

JULY 1, 2019 to DECEMBER 31, 2020

(UNAUDITED)

Cash at Beginning of Year	$13,705.00
OPERATIONS
Cash receipts from
Customers	$0.00
Other Operations	$0.00
FINANCING
Stock Sales	$25,200.00
Cash Paid for
Inventory purchases	$0.00
General operating and administrative expenses	$11,067.00
Wage expenses	$0.00
Interest	$0.00
Income taxes	$53.65
Net Cash Flow From Operations and Financing	$27,838.00

12

INVESTING ACTIVITIES

None.

INVESTING ACTIVITIES

None.

FINANCING ACTIVITIES

JULY 1, 2019 to DECEMBER 31, 2020

Cash receipts from
Issuance of Stock	$25,200.00
Borrowing	$0.00
Cash paid for
Repurchase of stock treasury stock	$0.00
Repayment of loans	$0.00
Dividends	$0.00
Net Cash Flow From Financing Activities	$25,200.00
Net Increase in Cash	$(11,067.00)
Cash at End of Period	$14,133.00

13

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

JULY 1, 2019 to DECEMBER 31, 2020

As of December 31, 2020 the Company has 8,737,041 shares of common stock ( 0 shares of preferred stock) issued and outstanding, which number of issued and outstanding shares of common stock used throughout this report.

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned	Common Stock Voting Percentage Beneficially Owned	Voting Shares of Preferred Stock	Preferred Stock Voting Percentage Beneficially Owned	Total Voting Percentage Beneficially Owned
Executive Officers and Directors

Sue Veres Royal	2,922,591	33.4%	NA	NA	33.4%

Gregory Charles Royal	2,900,000	33.1%	NA	NA	33.1%

Steven Clemons	250,000	.028%	NA	NA	.028%

14

STOCKHOLDERS’ EQUITY STATEMENT

JULY 1, 2020 to DECEMBER 31, 2020

(UNAUDITED)

	Common Stock	Common Shares	Retained Earnings	Total
Beginning Balance	0.00	8,737,041	(6,282,33)	(6,282.33)
Issued Shares for Cash This Period	$0.00	0	0.00	$0.00
Net Income	0.00	0.00	($11,067.00)	($11,067.00)
Ending Balance	$0.00	8,737,041	($17,349.33)	($17,349.33)

15

NOTES TO FINANCIAL STATEMENTS

SEMI-ANNUAL JULY 1, 2019 to DECEMBER 31, 2020

Note 1.

Left Blank

Note 2. Depreciation of Film Library

Depreciation of Film Library was not calculated in this financial report ending June 30,2021 because the library, which was acquired in February, 2020, has not yet been put to use in the manner intended by management i.e., made available to the broader public and AD Networks due to bandwidth limitations. We anticipate depreciation will commence sometime in our first quarter (July-September) 2021due to our soft launch of the platform with our branded partner We anticipate depreciation at a rate of 3.8% ($65,429.00) per year based upon The Bureau of Economic Analysis guidelines as our four year licensing agreement terms with filmmakers we anticipate will be extended into significant multi-year relationships. Our filmmakers, we expect, will provide significant Goodwill with respect to their titles remaining on our platforms at no cost well after their compensated licensing agreements are complete- in tandem with their future works we may display in connection with our future film festivals/

Note 3. Executive Stock Purchase Agreement for 40,000 Shares @ 1.00 per share.

COO Sue Veres Royal (the former CEO) entered into a stock purchase agreement in fiscal year 2020, to purchase 40,000 shares of Common stock @ $1,00 per share payable by February 1, 2021. Cash amounts of $10,000.00 were remitted in Fiscal year ending June 2020. $25000.00 has been remitted in this period ending December 31, 2020 with the remaining balance of $5000 to be paid by February 2021.

Note 4.

Left Blank

Note 5. Steve Clemons Appointment and Share Issuance

On November 7, 2020 the Company appointed renowned journalist and DC Impresario Steve Clemons to the Board of Directors and named him CEO. Subsequently, Clemons was gifted, in the aggregate, 250,000 shares in the Company. The shares were gifted to him by Directors Susan Veres aka Sue Veres Royal and Gregory Charles Royal with 125,000 each. These shares reduced their holdings accordingly and resulted in no new issuance or dilution of shares by the Company. Veres Royal, the former CEO, was subsequently appointed COO.

16

Note 6. Film Library Asset and Valuation

The film library content was acquired through stock compensation of 2,407,500 shares, in the aggregate, for license agreements with 653 filmmakers lasting through December 2023; The fair value of the library was initially determined as result of a 409A valuation. However, that company conducting the valuation, as a matter of policy, does not provide for its reports to be cited in SEC filings. However, the report may be found independently of this Offering and these financial statements on our website at https://www.beboptv.com/409a-valuation . Additionally, the company concurs that a valuation of the library at $1,720,000 is appropriate and represents fair value and the company does not rely upon the third party valuation as the basis for its valuation in this Offering.

Note 7. Company as a Going Concern

That the company's operations are virtual; and that the founders currently receive no compensation, the company's cash balances and anticipated accounts receivable in Q4, the Company believes will be sufficient to fund the company's current levels of operations for at least 36 months.

SIGNATURES

/s/ Sue Veres Royal
Name: Sue Veres Royal
Title: COO, The BeBop Channel Corporation

Dated: 06/30/2021

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